June 8, 2009 By EDGAR Submission U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc. Registration Statement on Form S-1 File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (the “Company”), as discussed today with Michael Johnson of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, the Company supplementally advises the Staff of the following:
     1. Estimated Range; Reverse Stock Split. Based on discussions between the Company and the underwriters, the estimated public offering price per share will be between $5.50 and $6.50 per share, prior to giving effect to a reverse stock split to be effected prior to the offering. The Company expects to reflect this estimated price range and the reverse stock split in an amendment to its Registration Statement on Form S-1 (the “Registration Statement”) to be filed before printing preliminary prospectuses and beginning the road show.
     2. Selling Stockholders. The Company expects that existing stockholders of the Company will be permitted to sell shares of Common Stock in both the firm-commitment portion of the offering, as well as in the over-allotment option. Based on discussions among the Company, the underwriters and potential selling stockholders, up to 25% of the offering may be comprised of secondary shares. Disclosure regarding the selling stockholders will be reflected in an amendment to the Registration Statement on Form S-1 to be filed before printing preliminary prospectuses and beginning the road show.
     3. Recent Option Grants. The Company will include the additional disclosure attached hereto as Appendix A, regarding the grant of options to purchase shares of its common stock (the “Recent Option Grants”), in its next amendment to its Registration Statement on Form S-1.
     4. Increase in Fair Market Value Since Recent Option Grants. The midpoint of the above estimated public offering price range represents an increase of $1.16, or 24%, from the Company’s determination of fair market value at the time of the Recent Option Grants. This increase is primarily the result of:
•	A general increase in the stock market occurred between May 7, 2009 to June 5, 2009. For example, the NASDAQ composite index increased 7.8% during the period, and the price per share of our representative comparable company, Citrix, increased 17% during the period.

Securities and Exchange Commission
June 8, 2009

•	The above estimated public offering price range is based solely on the Company’s projected financial results and does not take into account its last twelve months financial results. Under the option-pricing method, which has been consistently employed by Shields in the Company’s valuation reports, weighting is applied to last twelve months financial results which results in a lower estimate of valuation.
•	Since May 7, 2009, as evidenced by the Company’s recent efforts to advance its initial public offering and its determination with its underwriters of an estimated public offering price range, the likelihood of an initial public offering has increased, thus increasing the valuation of the Company’s common stock.
•	On May 28, 2009, a party that had been exploring the purchase of shares of the Company’s preferred stock from one of its current stockholders seeking liquidity submitted a non-binding letter of intent to purchase shares at $5.9115 per share.
The Company and the underwriters are currently preparing to begin the road show for the offering on or about Monday, June 15, 2009. To the extent it’s feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.
If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Lee Schindler of this firm at (781) 966-2048.
Sincerely,
/s/ John H. Chory
John H. Chory

Appendix A
Stock Options Granted on May 7, 2009
Our board of directors granted stock options on May 7, 2009, with each option having an exercise price of $4.84 per share. During the quarter ended March 31, 2009, and through the period ended May 7, 2009, we continued to operate our business in the ordinary course. Both the number of our customers and our subscription revenue continued to grow. We achieved positive net income during the quarter ended March 31, 2009 and generated positive cash flow for the quarter. There was no trading of any our common or preferred stock during the period.
Shields prepared a contemporaneous valuation as of May 7, 2009 using the option-pricing method, consistent with its previous valuation reports. The weightings and discount rate used in the discounted cash flow analysis were consistent with the previous valuation, and our actual financial results were updated based on our results for the three months ended March 31, 2009. Because of our increased revenue for the three months ended March 31, 2009, our revenue for the prior twelve month period also increased as compared to the twelve month period included in our previous valuation report. Our projected financial results were updated for our actual results for the quarter ended March 31, 2009 as well as our updated financial forecast. This resulted in a slight increase of our projected revenue and positive cash flow from our previous valuation report. Our estimated time to liquidity remained at March 2010 due largely to stock market conditions with regards to the initial public offering market existing at the time of the valuation. Our representative company revenue multiple was increased to reflect the increase in stock market valuations from our previous valuation report. Additionally, the precedent transaction analysis multiples were updated to reflect transactions completed since the last valuation report and remained consistent since the last valuation report. Also, during the period between the prior valuation report and May 7, 2009, one of our preferred stockholders seeking liquidity engaged in discussions with potential third party purchasers to sell a portion of such stockholder’s stock. Although such discussions did not affect its report, Shields took note of the non-binding indications of interest in preparing the valuation report.
The resulting fair value of our common stock as of May 7, 2009 was $4.84 per common share, an increase of $0.81 per share, or 20%, from February 4, 2009. The increase was largely due to increases in our representative company revenue multiple since the previous valuation report due to increases in the general stock market, and increases in our actual revenue in the last twelve months and our projected financial results. Following a review of this valuation report and the objective and subjective factors previously listed, our board of directors determined that the fair value of our common stock as of May 7, 2009 was $4.84 per share.